SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

HeartWare International, Inc.

(f/k/a HeartWare Limited)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

422368100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 422368100	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apple Tree Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13G

CUSIP No. Q4524B106	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apple Tree Ventures I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13G

CUSIP No. 422368100	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 60,705
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER 60,705
	8	SHARED DISPOSITIVE POWER 750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,705
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13G

CUSIP No. 422368100	Page 5 of 8

Item 1	(a).	Name of Issuer:

HeartWare International, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

205 Newbury Street, Suite 101 Framingham, Massachusetts 01701

Item 2	(a).	Names of Persons Filing:

Apple Tree Partners I, L.P. (the “Fund”); Apple Tree Ventures I, LLC, which is the sole general partner of the Fund (the “GP”); and Seth L. Harrison (“Harrison”), the sole managing member of the GP. Each person named in this paragraph is referred to herein as a “Reporting Person.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Fund, the GP, and Harrison is 51 East 12th Street, 5th Floor, New York, NY 10003.

Item 2	(c).	Citizenship:

The Fund and the GP are respectively a limited partnership and limited liability company organized under the laws of the State of Delaware. Harrison is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2	(e).	CUSIP Number:

422368100

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.		Ownership.

(a) Amount Beneficially Owned: the Fund is the record owner of 750,000 shares of Common Stock (the “Apple Tree Shares”) as of December 31, 2012. As the sole general partner of the Fund, the GP may be deemed to own beneficially the Apple Tree Shares. As the sole managing member of the GP, the sole general partner of the Fund, Harrison may also be deemed to beneficially own the Apple Tree Shares.

Harrison is the record owner of 46,701 shares of Common Stock as of December 31, 2012 (the “Harrison Shares”). Harrison’s spouse, Ariane Harrison is the record owner of 6,004 shares of Common Stock as of December 31, 2012 (the “Spouse’s Shares”), and the Tortoise Foundation, a charitable foundation managed by Harrison, is the record owner of 8,000 shares of Common Stock as of December 31, 2012 (the “Foundation Shares”). Accordingly, Harrison may be deemed to be the beneficial owner of the Harrison Shares, the Spouse’s Shares and the Foundation Shares in addition to the Apple Tree Shares for a total of 810,705 shares of Common Stock.

13G

CUSIP No. 422368100	Page 6 of 8

(b) Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheets are calculated based on 14,423,775 Common Shares reported to be outstanding by the Issuer as of October 26, 2012, on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii) shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii) sole power to vote or to direct the vote: See Line 7 of cover sheets.

(iv) shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Person expressly disclaims membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

13G

CUSIP No. 422368100	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

APPLE TREE PARTNERS I, L.P.

By:	APPLE TREE VENTURES I, LLC
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES I, LLC

By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison

13G

CUSIP No. 422368100	Page 8 of 8

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of HeartWare International, Inc.

EXECUTED this 13th day of February, 2013

APPLE TREE PARTNERS I, L.P.

By:	APPLE TREE VENTURES I, LLC
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES I, LLC

By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison